FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Phase III Expansion of Island Gold to 2,000 tpd

Expansion to Drive 72% Increase in Average Annual Gold Production to 236,000 Ounces and 30% Decrease in All-in Sustaining Costs to $534 Per Ounce
Toronto, Ontario (July 14, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported results of the positive Phase III Expansion Study conducted on its Island Gold mine, located in Ontario, Canada. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tonnes per day (“tpd”) (“Shaft Expansion”). This follows a detailed evaluation of several scenarios which demonstrated the Shaft Expansion as the best option, having the strongest economics, being the most efficient and productive scenario, and the best positioned to capitalize on further growth in Mineral Reserves and Resources. All amounts are in United States dollars, unless otherwise stated.

Phase III Expansion Study Highlights - Shaft Expansion

•	Average annual gold production of 236,000 ounces per year starting in 2025 upon completion of the shaft. This represents a 72% increase from the mid-point of previously issued 2020 production guidance

•
Industry low average total cash costs of $403 per ounce of gold and mine-site all-in sustaining costs of $534 per ounce starting in 2025, a 19% and 30% decrease from the mid-point of previously issued 2020 guidance, respectively

•
After-tax net present value (“NPV”) of $1.02 billion at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 17%, using a base case gold price assumption of $1,450 per ounce and a USD/CAD foreign exchange rate of $0.75:1

•	After-tax NPV of $1.45 billion and an after-tax IRR of 22%, at a 5% discount rate using a gold price assumption of $1,750 per ounce and a USD/CAD foreign exchange rate of $0.75:1

•
Mine life of 16 years, double the current eight year Mineral Reserve life. This is based on a mineable Mineral Resource of 9.6 million tonnes grading 10.45 grams per tonne of gold (“g/t Au”) containing 3.2 million ounces of gold

•
Lowest combined capital and operating costs of all scenarios evaluated. Total life of mine capital of $1,066 million including sustaining capital. Higher life-of-mine growth capital of $514 million with the Shaft Expansion is more than offset by the lowest sustaining capital and operating costs of all scenarios evaluated.

“Island Gold has been a tremendous acquisition for Alamos Gold. We acquired Island Gold in 2017 at a cost of approximately $600 million when it had 1.8 million ounces of Mineral Reserves and Resources. This high-grade deposit has more than doubled to 3.7 million ounces and we expect further growth yet. The Phase III Expansion Study showcases the growing value of Island Gold. Already one of the most profitable mines in Canada, the expansion will increase production, lower costs, and make this operation even more profitable. The expansion will also best position the operation to benefit from additional exploration success,” said John A. McCluskey, President and Chief Executive Officer.

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Phase III Expansion Study Highlights - Shaft Expansion	Life of Mine (starting January 2020)	Post Completion of Shaft (2025+)
Production
Mine life (years)	16

Total gold production (000 ounces)	3,104

Average annual gold production (000 ounces)	201	236

Total mill feed (000 tonnes)	9,572

Average gold grade (grams per tonne)	10.45

Recovery (%)	96.5%

Average mill throughput (tpd)	1,700	2,000

Operating Costs
Total cost per tonne of mill feed[1] (C$)	$182	$178

Total cash cost (per ounce sold)[2]	$422	$403
Mine-site all-in sustaining cost (per ounce sold)[2]	$598	$534

Capital Costs (millions)
Growth (project) capital expenditure	$514
Sustaining capital expenditure	$552
Total capital expenditure	$1,066

Base Case Economic Analysis
IRR vs current 1,200 tpd operation (after-tax)[3]	17%

NPV @ 0% discount rate (millions, after-tax)	$1,659
NPV @ 5% discount rate (millions, after-tax)	$1,019

Gold price assumption (average, per ounce sold)	$1,450
Exchange Rate (US Dollar/Canadian Dollar)	0.75

Economic Analysis at $1,750 per ounce Gold Price
IRR vs current 1,200 tpd operation (after-tax)[3]	22%

NPV @ 0% discount rate (millions, after-tax)	$2,280
NPV @ 5% discount rate (millions, after-tax)	$1,450

Gold price assumption (average, per ounce sold)	$1,750
Exchange Rate (US Dollar/Canadian Dollar)	0.75

1.	Total unit cost per tonne (“t”) of ore includes royalties and silver as a by-product credit

2.	Total cash costs and mine-site all-in sustaining costs include royalties and silver as a by-product credit

3.	The IRR is calculated on the differential after-tax cash flow between the Shaft Expansion scenario and continuing to mine at 1,200 tpd with ramp access and with a paste fill plant

Mineable Resource
A Mineable Resource totaling 9.6 million tonnes, grading 10.45 g/t Au containing 3.2 million ounces of gold has been included in the Phase III Expansion Study. This incorporates Mineral Reserves and approximately 80% of Measured and Indicated and Inferred Mineral Resources as of December 31, 2019. Mineral Resources included in the study had stoping outlines applied and then were assigned Island Gold’s standard zonal dilution and recovery rates. Stopes were evaluated against applicable cut-off grades and a mine design and sequence was generated. The inclusion of 80% of the Mineral Resource

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is consistent with the historical conversion rate of Inferred Mineral Resource to Mineral Reserve which has averaged 83% since 2016. This also reflects the high degree of confidence in the quality of the Mineral Resource which is part of the same structure as Mineral Reserves with a consistent style of mineralization.

Mineable Resource as of December 31, 2019

	December 31, 2019			Undiluted Resource Used in Phase III Study			Diluted & Recovered Resource Used in Phase III Study
	Tonnes (000)	Grade (g/t Au)	Ounces (000)	Tonnes (000)	Grade (g/t Au)	Ounces (000)	Tonnes (000)	Grade (g/t Au)	Ounces (000)
Mineral Reserves
Proven	786	13.48	341				786	13.48	341
Probable	2,857	9.52	874				2,857	9.52	874
Total Reserves	3,643	10.37	1,215				3,643	10.37	1,215
Mineral Resources
Measured	25	4.52	4	21	4.52	3	24	3.85	3
Indicated	853	6.57	180	724	6.57	153	807	5.60	145
Total Measured & Indicated	879	6.51	184	746	6.51	156	831	5.55	148
Inferred	5,392	13.26	2,298	4,576	13.26	1,950	5,099	11.30	1,853
					Phase III Mill Feed		9,572	10.45	3,216

Economic Analysis
The Shaft Expansion to 2,000 tpd has an estimated base case after-tax NPV of $1.02 billion and after-tax IRR of 17% using a 5% discount rate and assuming a gold price of $1,450 per ounce and USD/CAD foreign exchange rate of $0.75:1.
Assuming a $1,750 per ounce gold price, the after-tax NPV increases to $1.45 billion and after-tax IRR increases to 22%. The mine plan, operating parameters and capital estimates incorporated in the study are effective January 1, 2020. The project economics are sensitive to metal price assumptions and input costs as detailed in the tables below.

Shaft Expansion After-Tax NPV (5%) Sensitivity ($ Millions)

	-10%	-5%	Base Case	5%	10%
Gold Price	$808	$914	$1,019	$1,124	$1,228
Canadian Dollar	$1,127	$1,073	$1,019	$964	$910
Capital Costs	$1,083	$1,051	$1,019	$988	$954
Operating Costs	$1,077	$1,048	$1,019	$991	$961

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Shaft Expansion After-Tax NPV (5%) and IRR Sensitivity to Gold Price

Gold Price	After-Tax NPV5% ($M)	After-Tax IRR (%)
$1,250	$727	14%
$1,350	$874	16%
$1,450	$1,019	17%
$1,550	$1,164	19%
$1,650	$1,308	20%
$1,750	$1,450	22%
$1,850	$1,593	24%

Phase III Expansion Scenarios Evaluated
Five scenarios were evaluated as part of the Phase III Expansion Study as follows:

•	Ramp 1,200 tpd (current base case operation with no paste plant);

•	Ramp 1,200 tpd (R1200);

•	Ramp Expansion to 1,600 tpd (R1600);

•	Shaft Expansion to 1,600 tpd (S1600); and

•	Shaft Expansion to 2,000 tpd (S2000).

With the exception of the first scenario (maintaining the current operation) all of the other scenarios included the addition of a paste plant. Detailed mine plans were created for all scenarios with multiple optimizations for each. Design engineering and costing for each scenario were completed to pre-feasibility level. Costing was based on first principles and with a high degree of confidence given existing operating experience.

Phase III Shaft Expansion Overview
The Phase III Expansion of Island Gold to 2,000 tpd from a current rate of approximately 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill and tailings facility. Following the completion of the shaft construction in 2025, the operation will transition from trucking ore and waste to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Mining
Long-hole open stoping will continue to be utilized as the primary mining method; however, increased development and key infrastructure changes including the addition of a paste plant and shaft will allow for mining rates to increase to 2,000 tpd.
Shaft
A 5.0 metre diameter concrete lined shaft will be constructed with a steel head frame. The shaft will house two 12 tonne skips in dedicated compartments for ore and waste movement, and a double-deck service cage for the transport of personnel and materials. The shaft will be sunk to an initial depth of 1,373 metres. The hoisting plant is designed for an ultimate depth of 2,000 metres providing flexibility to accommodate future exploration success. At the initial depth of 1,373 metres, the shaft has a capacity of 4,500 tpd, more than sufficient to accommodate the peak mining rates of 3,300 tpd (ore & waste).
A conventional blind sink methodology will be utilized providing improved schedule reliability with minimal impact on existing operations. A combined raise-bore from the 840 metre level, and blind sink option below the 840 metre level was evaluated; however, this option would significantly impact existing operations. The cuttings from the raise bore in the upper mine, and waste generated from the

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conventional sink in the lower mine would displace underground throughput capacity and significantly reduce mining rates below 1,200 tpd by as much as 400 tpd over the next several years.
The underground ore and waste handling and loading pocket will be a conventional configuration similar to that of Young-Davidson. Once skipped to surface, ore will be trucked to the expanded mill circuit.
Ventilation requirements under the Shaft Expansion are lower than under the ramp scenarios given the significantly smaller mobile fleet allowing the shaft to serve as the only new required fresh air source. The total construction capital for the shaft installation including all supporting infrastructure is $232 million4.
Paste plant
With the exception of the current base case operation, the addition of a paste plant was included in all scenarios for a number of reasons, principally the high project returns with an after-tax IRR of 32%. The addition of paste fill underground will allow for faster stope cycling, thereby supporting higher mining rates and providing increased geotechnical stability. It will also increase mining recovery resulting in an additional 100,000 ounces of gold recovered over the life of mine, an in-situ value of $145 million at a gold price of $1,450 per ounce. Further, 56% of tailings will be placed underground reducing tailings dam raise requirements, a capital savings of $13 million.
The paste plant will have a capacity of 2,000 tpd and capital cost of $34 million4 with the plant expected to be completed in the fourth quarter of 2023.
Mobile fleet
Mining rates are expected to ramp up to 2,000 tpd following the completion of the shaft in 2025. This will be supported by a significantly smaller mobile fleet than required under the ramp scenarios. Post completion of the shaft, a total of five haul trucks will be required to support a mining rate of 2,000 tpd. This compares to a peak of 18 haul trucks required to sustain ramp haulage at 1,200 tpd and 25 haul trucks for ramp haulage at 1,600 tpd. This contributes to the lower ventilation requirements with the Shaft Expansion, and significantly lower diesel usage and green house gas emissions.
Processing and Infrastructure
The expanded mill will be a conventional milling operation with a nominal capacity of 2,000 tpd, up from approximately 1,200 tpd currently. The expansion will include upgrading the crushing circuit, adding a second parallel ball mill, and a new elution and carbon in pulp (“CIP”) circuit with carbon screens. The total cost of the mill expansion is $40 million4.
The flow sheet of the new circuit includes upgrades and expansions for the following major process operations:

•	New vibratory grizzly feeder;

•	New primary crusher;

•	New fine ore stockpile and conveyors;

•	Additional primary ball mill;

•	Primary Ball Mill screen for both ball mill circuits;

•	Existing thickener converted to high-rate thickener;

•	Two additional leach tanks;

•	New elution plant and kiln (ADR); and

•	Tailing pumps.
Mill recoveries are expected to average 96.5% over the life of mine, consistent with the historical performance of the existing operation.
To accommodate the increased electricity requirements with the larger mill and shaft, the power line to site will be upgraded at a cost of $14 million. The same power line upgrade is required under all scenarios including maintaining the existing operating rates of 1,200 tpd. This reflects increased ventilation requirements with the ramp scenarios as mining progresses deeper.

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An expansion of the existing tailings impoundment area is underway and required under all scenarios to accommodate the growth in the deposit over the last several years. With two planned future raises beyond 2020 and the addition of the paste plant, the tailings facility has sufficient capacity to accommodate existing Mineral Reserves and Resources.
Operating Costs
Total cash costs are expected to average $403 per ounce and mine-site all-in sustaining costs $534 per ounce following the completion of the shaft construction in 2025. These represent a 19% and 30% decrease from the mid-point of previous 2020 guidance, respectively. These are also the lowest costs of any scenario evaluated reflecting the significant productivity improvements, decreased ventilation requirements, increased automation, and higher throughput rates associated with the shaft.
Total life of mine operating costs of $1,310 million with the Shaft Expansion are significantly lower than all the other scenarios evaluated. This includes continuing ramp access mining at the current rate of 1,200 tpd which carried total operating costs of $1,648 million. The lower operating costs more than offset the higher capital such that total combined life of mine operating costs and capital with the Shaft Expansion are the lowest of any scenario.
Total operating costs are expected to average C$178 per tonne of mill feed post completion of the project. This includes average mining costs of C$96 per tonne. Both are the lowest of any scenario evaluated. This becomes even more significant as mining moves deeper with unit mining costs remaining relatively stable under the Shaft Expansion, while steadily increasing with the ramp scenarios.
The breakdown of unit costs is summarized as follows.

	Life of mine	Post project (2025)	Total LOM
Operating Cost[1]	C$/t Processed	C$/t Processed	C$M
Mining	$98	$96	$936
Processing	$31	$31	$300
General and Administration	$39	$37	$377
Royalties	$15	$15	$146
Silver Credit	-$1	-$1	-$12
Total Operating Costs	$182	$178	$1,747
Royalty
Production from Island Gold is subject to third party net smelter return (“NSR”) royalties which vary by claim location. The NSR royalties average 2.4% over the life of mine.
Capital Costs
Each scenario evaluated included several common infrastructure investments required to incorporate the Mineable Resource which is 165% larger than the current Mineral Reserve, resulting in a longer mine life. The Shaft Expansion has extended the mine life to 16 years, from the current eight year Mineral Reserve life, while the ramp scenarios at lower throughput rates extended the mine life to as many as 22 years.
These common infrastructure changes include the following:

•	Addition of a paste plant;

•	Power line upgrade;

•	Surface infrastructure upgrades including the employee camp, kitchen, administration building and warehouse; and

•	Tailings expansion.

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The combined capital cost for these projects is $104 million4.
Growth capital for the Shaft Expansion is expected to total $514 million. This is expected to be spent over the next five years until the completion of the shaft and expansion of the mill in 2025. The bulk of this spending will occur between 2022 and 2024. This includes the above noted $104 million4 of capital for infrastructure projects that would be spent under every scenario, including maintaining the current 1,200 tpd operation. Other significant capital items include $40 million4 for the mill expansion and $232 million4 for shaft installation. Sustaining capital is expected to total $552 million, averaging $37 million per year.
Combined growth and sustaining capital are expected to total $1,066 million over the life of mine. This is $118 million higher than the ramp 1,200 tpd scenario (R1200) reflecting higher growth capital for the shaft and mill expansion, partially offset by lower sustaining capital with less development and mobile equipment requirements.
This higher combined capital was more than offset by $338 million of savings through lower operating costs with the Shaft Expansion. Total combined capital and operating costs with the Shaft Expansion are $220 million lower than the R1200 scenario.
A breakdown of the capital requirements for the ramp 1,200 tpd option (R1200) and Shaft Expansion (S2000) is detailed as follows.

Sustaining Capital (in C$ millions)	R1200	S2000	Difference
TSF Earthworks	$13	$13	$0
Misc U/G Infrastructure	$17	$14	-$3
U/G Mine Dewatering	$23	$23	$0
U/G Power	$58	$58	$0
General UG Facilities	$35	$24	-$11
Mobile Equipment	$234	$144	-$90
Subtotal	$379	$276	-$104
Indirects	$29	$29	$0
Contingency	$20	$27	$7
Capital Development	$541	$373	-$168
Total Sustaining Capital	$998	$730	-$268
Reclamation	$6	$6	$0
Total (including Reclamation, C$)	$1,004	$736	-$268
Total (including Reclamation, US$ millions)	$753	$552	-$201

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Growth Capital (in C$ millions)	R1200	S2000	Difference
Site Wide Surface Works	$43	$41	-$2
Power Supply Upgrade	$18	$18	$0
Mill Expansion	0	$36	$36
Paste Plant	$38	$38	$0
Shaft Surface Works	0	$9	$9
Headframe and Hoisting Plant	0	$59	$59
Shaft Sinking and Equipping	0	$78	$78
U/G Ore and Waste Handling	0	$13	$13
U/G Misc.	$16	$18	$2
Other	$6	$6	$0
Subtotal Direct Costs	$121	$315	$194
Indirect Costs	$21	$104	$83
EPCM	$4	$22	$18
Owner's Costs	$1	$7	$6
Contingency	$8	$70	$62
Capital Development	$105	$166	$61
Total Growth Capital (C$)	$260	$685	$425
Total Growth Capital (US$ millions)	$195	$514	$319
4. Total capital for individual projects referenced in the text include contingency and indirects

Total Capital & Operating Costs (in C$ millions)	R1200	S2000	Difference

Sustaining Capital	$1,004	$736	-$268
Growth Capital	$260	$685	$425
Total Capital (C$)	$1,264	$1,421	$157
Total Capital (US$, millions)	$948	$1,066	$118
Total Operating Costs (C$)	$2,197	$1,747	-$450
Total Operating Costs (US$, millions)	$1,648	$1,310	-$338
Total Capital & Operating Costs (US$, millions)	$2,596	$2,376	-$220

Taxes
Given existing tax pools, Island Gold is not expected to pay cash taxes for approximately five years based on a $1,450 per ounce gold price, after which the effective tax rate is expected to average approximately 32% including federal tax and Ontario mining tax.
Permitting
The Shaft Expansion, as currently configured is not expected to require a lengthy environmental assessment process and the majority of the permitting requirements fall within the provincial government jurisdiction. These include amendments to existing authorizations and new authorizations for construction activities. All of the Shaft Expansion permitting requirements are expected to be completed within an 18 to 24 month timeframe. This is a well known jurisdiction within which Alamos has successfully operated for years, achieving various permitting milestones at both of its Young-Davidson and Island Gold mines.

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Consultant Contributions
The Phase III Expansion Study was consolidated by Alamos Gold’s technical team in collaboration with the following third party consulting firms in their respective areas of expertise:

•	Hatch: Overall Infrastructure Design/Engineering

•	Cementation: Sinking Engineering & Design

•	Airfinders: Ventilation Engineering

•	Golder: Paste Fill Plant & UDS Design; Water Management & Tails Dam; and Environmental Baseline Monitoring & Permitting Support

•	Halyard: Mill Expansion

•	SRK: Mine Simulation Consultant

•	DMC Estimating: 3rd Party Master Estimate Review

Island Gold Phase III Expansion Study Webcast
The Company will be hosting a webcast on Wednesday, July 15, 2020 at 8:30 am ET to discuss the results of the Phase III Expansion Study.
Participants may join the webcast at www.alamosgold.com or by dialling (416) 340-2216 or (800) 377-0758 for calls within Canada and the United States.
Technical Disclosure
Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").
The Company will file a technical report prepared in accordance with NI 43-101 on SEDAR at www.sedar.com within 45 days of the date of this release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", “believe", "anticipate", "plan", “forecast”, "estimate", "intend", “budget” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or

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be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to the Phase III Expansion of Island Gold including permitting requirements, growth and sustaining capital for the shaft expansion, expected mining rates, operating costs, cash costs and all-in sustaining costs, changes in Mineral Resources and Proven and Probable Mineral Reserves, future tax rates, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release include:: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “Measured Mineral Resources”, “Indicated Mineral Resources”, “Inferred Mineral Resources” and “Probable Mineral Reserves” which differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and

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“Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

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Table 1: Phase III Shaft Expansion Production Schedule

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Mill Feed mined	410,593	438,000	437,999	437,994	439,198	557,150	719,805	730,000	731,957	729,934	729,951	730,000	731,947	730,000	721,154	296,654
Waste mined	342,999	440,063	611,313	688,082	478,034	317,066	336,839	471,093	414,888	371,636	255,838	190,337	32,774	571	0	0
Total tonnes mined	753,592	878,063	1,049,312	1,126,076	917,233	874,216	1,056,643	1,201,093	1,146,845	1,101,570	985,789	920,337	764,721	730,571	721,154	296,654
Grades (g/t Au)	10.87	10.17	9.85	8.37	9.70	13.08	11.41	9.22	10.62	13.91	8.81	9.37	10.32	11.09	9.60	9.77
Gold production (oz)	137,720	138,231	133,802	113,743	132,131	226,081	254,866	208,849	241,279	314,971	199,445	212,271	234,370	251,179	214,715	89,925
Operating costs
Unit mining costs (C$/t)	$114	$103	$96	$97	$115	$108	$96	$84	$87	$91	$95	$95	$103	$103	$101	$92
Unit milling costs (C$/t)	$37	$33	$33	$33	$34	$33	$30	$30	$30	$30	$30	$30	$30	$30	$30	$33
Unit G&A costs (C$/t)	$49	$47	$47	$46	$48	$42	$36	$33	$34	$34	$35	$36	$39	$39	$39	$43
Total unit costs (C$/t)	$214	$195	$188	$188	$211	$200	$177	$159	$165	$175	$173	$174	$187	$187	$183	$179
Total cash costs (US$/oz)	$478	$464	$460	$542	$527	$370	$375	$418	$375	$304	$475	$449	$438	$408	$460	$442
Mine-site AISC (US$/oz)	$779	$771	$818	$941	$899	$566	$531	$668	$573	$437	$651	$592	$497	$469	$465	$442
Capital expenditures
Sustaining capex (US$ M)	$41	$43	$48	$45	$49	$44	$40	$52	$48	$42	$35	$30	$14	$15	$1	$0
Growth capex (US$ M)	$36	$82	$139	$117	$120	$21	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

12 | ALAMOS GOLD INC